White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

June 4, 2007

Mr. Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07024353

SUPPL

Re: White Energy Company Limited
Electronic Publication of Rule 12g3-2(b) Information
File No. ~~82-30573~~ 82-35073

Dear Mr. Coco

Pursuant to Rule 12g3-2(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), White Energy Company Limited (the "Company") intends to publish the information required under Rule 12g3-2(b)(1)(iii) of the Exchange Act of 1934 via the Company's Internet web site. The Company hereby notifies the Securities and Exchange Commission pursuant to Rule 12g3-2(f)(2) under the Exchange Act that the address of the Company's Internet web site at which Rule 12g3-2(b)(1)(iii) information will be published is http://www.whiteenergyco.com/asxAnnouncements.php.

The Company will publish such documents to the Company's Internet web site with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the electronic publication of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on telephone +61 2 8248 1902.

Yours sincerely

Austin Cerkow
Financial & Strategic Analyst

dlw 6/12

END